CUSIP No. 561409103	SCHEDULE 13D	Page 1 of 25

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

MALVERN BANCORP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

561409103

(CUSIP Number)

Mr. Joseph Stilwell

111 Broadway, 12th Floor

New York, New York 10006

Telephone: (212) 269-1551

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 5, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 561409103	SCHEDULE 13D	Page 2 of 25

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value Partners VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 645,524
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 645,524
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 645,524
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 561409103	SCHEDULE 13D	Page 3 of 25

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Activist Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 645,524
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 645,524
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 645,524
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 561409103	SCHEDULE 13D	Page 4 of 25

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Activist Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 645,524
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 645,524
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 645,524
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 561409103	SCHEDULE 13D	Page 5 of 25

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 645,524
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 645,524
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 645,524
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 561409103	SCHEDULE 13D	Page 6 of 25

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 645,524
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 645,524
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 645,524
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 561409103	SCHEDULE 13D	Page 7 of 25

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 645,524
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 645,524
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 645,524
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 561409103	SCHEDULE 13D	Page 8 of 25

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joseph Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 645,524
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 645,524
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 645,524
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 561409103	SCHEDULE 13D	Page 9 of 25

Item 1.  Security and Issuer

This is the second amendment (this "Second Amendment") to the original Schedule 13D, which was filed on May 6, 2013 (the "Original Schedule 13D"), and amended on June 4, 2013 (the "First Amendment"). This Second Amendment is being filed jointly by Stilwell Value Partners VI, L.P., a Delaware limited partnership ("Stilwell Value Partners VI"); Stilwell Activist Fund, L.P., a Delaware limited partnership ("Stilwell Activist Fund"); Stilwell Activist Investments, L.P., a Delaware limited partnership ("Stilwell Activist Investments"); Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"); Stilwell Partners, L.P., a Delaware limited partnership ("Stilwell Partners"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC"), and the general partner of Stilwell Value Partners VI, Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates; and Joseph Stilwell, the managing member of and owner of more than 99% of the equity in Stilwell Value LLC and the general partner of Stilwell Partners. The filers of this statement are collectively referred to herein as the “Group.”

This statement relates to the common stock, par value $0.01 per share (“Common Stock”), of Malvern Bancorp, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 42 East Lancaster Avenue, Paoli, Pennsylvania 19301. The amended joint filing agreement of the members of the Group is attached as Exhibit 2 to the First Amendment.

Item 2.  Identity and Background

(a)-(c) This statement is filed by Joseph Stilwell with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners VI, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates and Stilwell Partners, in Joseph Stilwell’s capacities as the general partner of Stilwell Partners and the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners VI, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates.

The business address of Stilwell Value Partners VI, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, Stilwell Partners, Stilwell Value LLC, and Joseph Stilwell is 111 Broadway, 12th Floor, New York, New York 10006.

The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners VI, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates and Stilwell Partners are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners VI, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates and related partnerships.

(d)  During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 561409103	SCHEDULE 13D	Page 10 of 25

(f)  Joseph Stilwell is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

Since the filing of the First Amendment, Stilwell Activist Fund has expended a total of $234,613 to acquire 19,750 shares of Common Stock. Such funds were provided from Stilwell Activist Fund's working capital and may, from time to time, be provided in part by margin account loans from subsidiaries of Fidelity Brokerage Services LLC extended in the ordinary course of business.

Since the filing of the First Amendment, Stilwell Activist Investments has expended a total of $4,463,391 to acquire 377,146 shares of Common Stock. Such funds were provided from Stilwell Activist Investments' working capital and may, from time to time, be provided in part by margin account loans from subsidiaries of Morgan Stanley extended in the ordinary course of business.

All purchases of shares of Common Stock made by the Group using funds borrowed from Fidelity Brokerage Services LLC, JP Morgan Chase & Co. or Morgan Stanley, if any, were made in margin transactions on their usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based on the broker’s call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.  Purpose of Transaction

We are filing this Second Amendment to announce that on September 5, 2013, we notified the Issuer of our intention to nominate an individual for election as a director at the Issuer's 2014 annual shareholder meeting, and also disclosed the names of our nominee and alternate nominee.

THIS SECOND AMENDMENT MAY BE DEEMED TO BE SOLICITATION MATERIAL IN CONNECTION WITH THE GROUP'S INTENTION TO SOLICIT PROXIES FROM THE ISSUER'S SHAREHOLDERS. SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATING TO THE SOLICITATION OF PROXIES BY JOSEPH STILWELL AND OTHER PARTICIPANTS FROM THE ISSUER'S SHAREHOLDERS FOR USE AT THE ISSUER'S 2014 ANNUAL MEETING OF SHAREHOLDERS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, THE GROUP INTENDS TO MAIL A DEFINITIVE PROXY STATEMENT AND FORM OF PROXY TO SHAREHOLDERS OF THE ISSUER. THE PROXY MATERIALS WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

CUSIP No. 561409103	SCHEDULE 13D	Page 11 of 25

THE PARTICIPANTS IN THE SOLICITATION INCLUDE THE MEMBERS OF THE GROUP, AS WELL AS JOHN P. O'GRADY (THE "NOMINEE") AND GREGG KANTER (THE "ALTERNATE NOMINEE"). THE GROUP HAS AN INTEREST IN THE ELECTION OF DIRECTORS AT THE ISSUER'S ANNUAL MEETING AS SHAREHOLDERS. INFORMATION REGARDING THE BENEFICIAL OWNERSHIP OF THE ISSUER'S COMMON STOCK BY THE GROUP IS INCLUDED IN ITEM 5 OF THIS SECOND AMENDMENT. THE NOMINEE AND ALTERNATE NOMINEE DO NOT, AND THEIR ASSOCIATES DO NOT, OWN, BENEFICIALLY OR OF RECORD, ANY SHARES OF COMMON STOCK OF THE ISSUER. THE NOMINEE AND ALTERNATE NOMINEE HAVE AN INTEREST IN THE ELECTION OF DIRECTORS AT THE ISSUER'S ANNUAL MEETING PURSUANT TO CERTAIN AGREEMENTS ATTACHED AS EXHIBITS TO THIS SECOND AMENDMENT.

Our purpose in acquiring shares of Common Stock of the Issuer is to profit from the appreciation in the market price of the shares of Common Stock through asserting shareholder rights in order to maximize shareholder value. We do not believe the value of the Issuer’s assets is adequately reflected in the current market price of the Issuer’s Common Stock.

We expect to push for dividends and share repurchases when permitted by applicable regulations.

On May 30, 2008, we filed a Schedule 13D reporting a position in Malvern Federal Bancorp, Inc. ("MFB"). When we announced our reporting position, a majority of MFB's shares were held by a mutual holding company (like NECB, PBIP, ROMA, and WMPN) controlled by MFB's board. After negotiating fruitlessly for some time, we demanded that MFB pursue a derivative action against its directors for breach of their fiduciary duties. When MFB failed to pursue the action, we sued MFB's directors demanding that the court, among other things, order the directors to properly consider pursuing a second step conversion. On January 17, 2012, MFB announced its intention to undertake a second step conversion and we withdrew the lawsuit. On August 22, 2012, MFB announced commencement of its stock offering in connection with the conversion. The conversion and stock offering were completed on October 11, 2012, and our shares were converted into shares of the Issuer.

Since 2000, affiliates of the Group have filed Schedule 13Ds to report greater than five percent positions in 48 other publicly traded companies. For simplicity, these affiliates are referred to as the “Group”, “we”, “us”, or “our.” In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In each situation, we believed that the values of the companies’ assets were not adequately reflected in the market prices of their shares. The filings are described below.

On May 1, 2000, we filed a Schedule 13D to report a position in Security of Pennsylvania Financial Corp. ("SPN"). We scheduled a meeting with senior management to discuss ways to maximize the value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced SPN's acquisition. We then sold our shares on the open market.

On July 7, 2000, we filed a Schedule 13D to report a position in Cameron Financial Corporation ("Cameron"). We exercised our shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that Cameron invite our representatives to join the board, writing to other Cameron shareholders to express our dismay with management's inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced its sale to Dickinson Financial Corp., and we sold our shares on the open market.

CUSIP No. 561409103	SCHEDULE 13D	Page 12 of 25

On January 4, 2001, following the announcement by Community Financial Corp. ("CFIC") of the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries, we filed a Schedule 13D to report our position. We reported that we acquired CFIC stock for investment purposes. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. We then announced our intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, we wrote to CFIC confirming that CFIC had agreed to meet with one of our proposed nominees to the board. On March 30, 2001, before our meeting took place, CFIC announced its merger with First Financial Corporation, and we sold our shares on the open market.

On February 23, 2001, we filed a Schedule 13D to report a position in Montgomery Financial Corporation ("Montgomery"). On April 20, 2001, we met with Montgomery's management, and suggested that they maximize shareholder value by selling the institution. We also informed management that we would run an alternate slate of directors at the 2001 annual meeting unless Montgomery were sold. Eleven days after we filed our Schedule 13D, however, Montgomery's board amended its bylaws to make it more difficult for us to run an alternate slate by limiting the pool of potential nominees to local persons with a banking relation and shortening the deadline to nominate an alternate slate. We located qualified nominees under the restrictive bylaw provisions and noticed our slate within the deadline. On June 5, 2001, Montgomery announced that it had hired a banker to explore a sale. On July 24, 2001, Montgomery announced its merger with Union Community Bancorp.

On June 14, 2001, we filed a Schedule 13D reporting a position in HCB Bancshares, Inc. ("HCBB"). On September 4, 2001, we reported that we had entered into a standstill agreement with HCBB, under which HCBB agreed to: (a) add a director selected by us, (b) consider conducting a Dutch tender auction, (c) institute annual financial targets, and (d) retain an investment banker to explore alternatives if it did not achieve the financial targets. On October 22, 2001, our nominee, John G. Rich, Esq., was named to the board. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Although HCBB's outstanding share count decreased by 33% between the filing of our original Schedule 13D and August 2003, HCBB did not achieve the financial target. On August 12, 2003, HCBB announced it had hired a banker to assist in exploring alternatives for maximizing shareholder value, including a sale. On January 14, 2004, HCBB announced its sale to Rock Bancshares Inc. and we sold our shares on the open market.

On December 15, 2000, we filed a Schedule 13D reporting a position in Oregon Trail Financial Corp. ("OTFC"). In January 2001, we met with the management of OTFC to discuss our concerns that management was not maximizing shareholder value, and we proposed that OTFC voluntarily place our nominees on the board. OTFC rejected our proposal, and we announced our intention to solicit proxies to elect a board nominee. We demanded OTFC's shareholder list, but it refused. We sued OTFC in Baker County, Oregon, and the court ruled in our favor and sanctioned it. We also sued two OTFC directors alleging that one had violated OTFC's residency requirement and that the other had committed perjury. Both suits were dismissed pre-trial but we filed an appeal in one suit and were permitted to re-file the other suit in state court. On August 16, 2001, we started soliciting proxies to elect Kevin D. Padrick, Esq. to the board. We argued in our proxy materials that OTFC should have repurchased its shares at prices below book value. OTFC announced the hiring of an investment banker. Then, the day after the 9/11 attacks, OTFC sued us in Portland, Oregon and moved to invalidate our proxies; the court denied the motion and the election proceeded.

CUSIP No. 561409103	SCHEDULE 13D	Page 13 of 25

On October 12, 2001, OTFC's shareholders elected our candidate by a 2-1 margin. In the five months after the filing of our first proxy statement (i.e., from August 1, 2001 through December 31, 2001), OTFC repurchased approximately 15% of its shares. On March 12, 2002, we entered into a standstill agreement with OTFC. OTFC agreed to: (a) achieve annual targets for return on equity, (b) reduce their current capital ratio, (c) obtain advice from an investment banker regarding annual 10% stock repurchases, (d) re-elect our director to the board, (e) reimburse a portion of our expenses, and (f) withdraw their lawsuit. On February 24, 2003, OTFC and FirstBank NW Corp. announced their merger, and we sold substantially all of our shares on the open market.

On November 25, 2002, we filed a Schedule 13D reporting a position in American Physicians Capital, Inc. ("ACAP"). The Schedule 13D disclosed that on January 18, 2002, Michigan's insurance department had approved our request to solicit proxies to elect two directors to ACAP's board. On January 29, 2002, we noticed our intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, we entered into a three-year standstill agreement with ACAP, providing for ACAP to add our nominee to its board. ACAP also agreed to consider using a portion of its excess capital to repurchase ACAP's shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares; these repurchases were highly accretive to per-share book value. On November 6, 2003, ACAP announced a reserve charge and that it would explore options to maximize shareholder value. It also announced that it would exit the healthcare and workers' compensation insurance businesses. ACAP then announced that it had retained Sandler O'Neill & Partners, L.P., to assist the board. On December 2, 2003, ACAP announced the early retirement of its President and CEO. On December 23, 2003, ACAP named R. Kevin Clinton its new President and CEO. On June 24, 2004, ACAP announced that it had decided that the best means to maximize shareholder value would be to shed non-core businesses and focus on its core business line in its core markets. We increased our holdings in ACAP, and we announced that we intended to seek additional board representation. On November 10, 2004, ACAP invited Mr. Stilwell to sit on the board, and we entered into a new standstill agreement. This agreement was terminated in November 2007, with our nominees remaining on ACAP's board. On May 8, 2008, our nominees were re-elected to three-year terms expiring in 2011. On passage of federal healthcare legislation in 2010, ACAP became concerned about the fundamentals of its business and promptly acted to assess its strategic alternatives. On October 22, 2010, ACAP was acquired by The Doctors Company.

On June 30, 2003, we filed a Schedule 13D reporting a position in FPIC Insurance Group, Inc. ("FPIC"). On August 12, 2003, Florida's insurance department approved our request to hold more than 5% of FPIC's shares, to solicit proxies to hold board seats, and to exercise shareholder rights. On November 10, 2003, FPIC invited our nominee, John G. Rich, Esq., to join the board and we signed a confidentiality agreement. On June 7, 2004, we disclosed that because FPIC's management had taken steps to increase shareholder value and because its market price increased and reflected fair value in our estimation, we sold our shares on the open market, decreasing our holdings below five percent. Our nominee was invited to remain on the board after we sold our stake.

CUSIP No. 561409103	SCHEDULE 13D	Page 14 of 25

On March 29, 2004, we filed a Schedule 13D reporting a position in Community Bancshares, Inc. ("COMB"). We disclosed our intention to meet with COMB's management and evaluate management's progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, and that we would likely support management if it effectively addressed COMB's challenges. On November 21, 2005, we amended our Schedule 13D and stated that although we believed that COMB's management had made good progress, COMB's return on equity would likely remain below average for the foreseeable future, and it should therefore be sold. On November 21, 2005, we also stated that if COMB did not announce a sale before our deadline to solicit proxies for the next annual meeting, we would solicit proxies to elect our own slate. On January 6, 2006, we disclosed the names of our three board nominees. On May 1, 2006, COMB announced its sale to The Banc Corporation, and we sold our shares on the open market.

On June 20, 2005, we filed a Schedule 13D reporting a position in Prudential Bancorp, Inc. of Pennsylvania ("PBIP"). Most of PBIP's shares are held by the Prudential Mutual Holding Company (the "MHC"), which is controlled by PBIP's board. The MHC controls most corporate decisions coming up for a shareholder vote, such as the election of directors. But regulations promulgated by the FDIC previously barred the MHC from voting on PBIP's management stock benefit plans, and PBIP's IPO prospectus indicated that the MHC would not vote on the plans. We announced in August 2005 that we would solicit proxies to oppose adoption of the plans as a referendum to place Mr. Stilwell on the board. PBIP decided not to put the plans up for a vote at the 2006 annual meeting.

In December 2005, we solicited proxies to withhold votes on the election of directors as a referendum to place Mr. Stilwell on the board. At the 2006 annual meeting, 71% of PBIP's voting public shares were withheld from voting on management's nominees.

On April 6, 2006, PBIP announced that just after we had filed our Schedule 13D, it had secretly solicited a letter from an FDIC staffer (which it concealed from the public) that the MHC would be allowed to vote in favor of the plans. PBIP also announced a special meeting to vote on the plans. We alerted the Board of Governors of the Federal Reserve System (the "Fed") about this announcement, and PBIP was directed to seek Fed approval before adopting the plans. On April 19, 2006, PBIP postponed the special meeting. The Fed subsequently followed the FDIC's position in September 2006. In December 2006, we solicited proxies to withhold votes on the election of PBIP's directors at the 2007 annual meeting. At the meeting, 75% of PBIP's voting public shares were withheld. Also during the annual meeting, PBIP's President and Chief Executive Officer, in response to a question posed by Mr. Stilwell, was unable to state the meaning of per share return on equity. On March 7, 2007, we disclosed that we were publicizing the results of PBIP's elections and its directors' unwillingness to hold a democratic vote on the stock plans by placing billboard advertisements throughout Philadelphia.

In December 2007, we filed proxy materials for the solicitation of proxies to withhold votes on the election of PBIP's directors at the 2008 annual meeting of shareholders. At the February 4, 2008 annual meeting, an average of 77% of PBIP's voting public shares withheld their votes. Excluding shares held in PBIP's ESOP, an average of 88% of the voting public shares withheld their votes in this election.

CUSIP No. 561409103	SCHEDULE 13D	Page 15 of 25

On October 4, 2006, we sued PBIP, the MHC, and the directors of PBIP and the MHC in federal court in Philadelphia seeking an order to prevent the MHC from voting in favor of the plans. On August 15, 2007, the court dismissed some claims, but sustained our cause of action against the MHC as majority shareholder of PBIP for breach of fiduciary duties. Discovery proceeded and all the directors were deposed. Both sides moved for summary judgment, but the court ordered the case to trial which was scheduled for June 2008. On May 22, 2008, we voluntarily discontinued the lawsuit after determining that it would be more effective and appropriate to pursue the directors on a personal basis in a derivative action. On June 11, 2008, we filed a notice to appeal certain portions of the lower court's August 15, 2007 order dismissing portions of the lawsuit.

We entered into a settlement agreement and an expense agreement with PBIP in November 2008 under which we agreed to support PBIP's stock benefit plans, drop our litigation and withdraw our shareholder demand, and generally support management, and, in exchange, PBIP agreed, subject to certain conditions, to repurchase up to 3 million of its shares (including shares previously purchased), reimburse a portion of our expenses, and either adopt a second step conversion or add our nominee who meets certain qualification requirements to its board if the repurchases were not completed by a specified time.

On March 5, 2010, we reported that our ownership in PBIP had dropped below 5 percent as a result of open market sales and sales of common stock to PBIP.

On January 19, 2006, we filed a Schedule 13D reporting a position in SCPIE Holdings Inc. ("SKP"). We announced we would run our slate of directors at the 2006 annual meeting and demanded SKP's shareholder list. SKP initially refused to timely produce the list, but did so after we sued it in Delaware Chancery Court. We engaged in a proxy contest at the 2006 annual meeting, but SKP's directors were elected. On December 14, 2006, SKP agreed to place Mr. Stilwell on the board. On October 16, 2007, Mr. Stilwell resigned from SKP's board after it approved a sale of SKP that Mr. Stilwell believed was an inferior offer. We solicited shareholder proxies in opposition to the proposed sale; however, the sale was approved.

On July 27, 2006, we filed a Schedule 13D reporting a position in Roma Financial Corp. ("ROMA"). Nearly 70% of ROMA's shares are held by a mutual holding company (like PBIP, WMPN and NECB) controlled by ROMA's board. In April 2007, we engaged in a proxy solicitation at ROMA's first annual meeting, urging shareholders to withhold their vote from management's slate. ROMA did not put their stock benefit plans up for a vote at that meeting. We then met with ROMA management. In the four months after ROMA became eligible to repurchase its shares, it promptly announced and substantially completed repurchases of 15% of its publicly held shares, which were accretive to shareholder value. In our judgment, management came to understand the importance of proper capital allocation. Based on ROMA management's prompt implementation of shareholder-friendly capital allocation plans, we supported management's adoption of stock benefit plans at the 2008 shareholder meeting, and we sold our shares in the open market.

On November 5, 2007, we filed a Schedule 13D reporting a position in Northeast Community Bancorp, Inc. ("NECB"). A majority of NECB's shares are held by a mutual holding company (like PBIP, ROMA and WMPN) controlled by NECB's board. We presented a model stock benefit plan to management that we would support based on a vesting schedule that more closely aligns management's interests to shareholder returns. NECB’s management responded to the proposal with a form letter. On July 1, 2010, we delivered a written demand to NECB demanding to inspect its shareholder list. On July 22, 2010, NECB announced its first ever share repurchase plan. NECB, however, refused to supply us with the shareholder list. Therefore, on July 23, 2010, we sued NECB in federal court in New York seeking an order compelling compliance. On August 31, 2010, NECB produced the list of shareholders to us and we dismissed the lawsuit. We have written to shareholders expressing our belief that NECB’s directors have not properly overseen management. On October 3, 2011, we sent a letter to NECB's board of directors demanding that NECB expand the board with disinterested directors to consider a second step conversion. On November 2, 2011, we filed a lawsuit against NECB's board of directors, personally and derivatively, for abuse of a federal bank charter to perpetuate nepotism. On November 16, 2011, we sent a letter to the Securities and Exchange Commission arguing that Part II, Item 1 of NECB's Form 10-Q, filed on November 14, 2011, is misleading in regards to our lawsuit.

CUSIP No. 561409103	SCHEDULE 13D	Page 16 of 25

On May 23, 2008, we filed a Schedule 13D reporting a position in William Penn Bancorp, Inc. ("WMPN"). A majority of WMPN's shares are held by a mutual holding company (like PBIP, ROMA and NECB) controlled by WMPN's board. We hope to work with management in maximizing shareholder value. We provided a PowerPoint presentation to management regarding our views on capital allocation.

On November 7, 2008, we filed a Schedule 13D reporting a position in Kingsway Financial Services Inc. ("KFS"). We requested a meeting with its CEO and chairman to discuss ways to maximize shareholder value and minimize both operational and balance sheet risks, but the CEO was unresponsive. We then requisitioned a special shareholder meeting to remove the CEO and chairman from the KFS board and replace them with our two nominees. On January 7, 2009, we entered into a settlement agreement with KFS whereby, among other things, the CEO resigned from the KFS board and KFS expanded its board from nine to ten seats and appointed our nominees to fill the two vacant seats on the board. By April 23, 2009, the board was reconstituted with just three of the original ten legacy directors remaining. Also, Joseph Stilwell was appointed to fill the vacancy created by the resignation of one of our nominees, Larry G. Swets, Jr., and our other nominee, Spencer L. Schneider, was elected chairman of the board. In addition, the CEO and CFO were fired for incompetence and insubordination. By November 3, 2009, all of the legacy directors had resigned from the board. On May 27, 2010, Mr. Stilwell and Mr. Schneider were re-elected to the board. On June 1, 2010, Mr. Swets was appointed CEO. During the time the Group has had board representation, KFS has sold non-core assets, repurchased public debt at a discount to face value, sold a credit-sensitive asset, disposed of its subsidiary Lincoln General, substantially reduced its expenses, and reduced other balance sheet and operations risks.

On December 29, 2008, we filed a Schedule 13D reporting a position in First Savings Financial Group, Inc. ("FSFG"). We met with management in New York. FSFG announced a stock repurchase plan and began repurchasing its shares. In December 2009, we reported that our beneficial ownership in the outstanding FSFG common stock had fallen below 5 percent.

On March 12, 2009, we filed a Schedule 13D reporting a position in Alliance Bancorp, Inc. of Pennsylvania ("ALLB"). When we announced our reporting position, a majority of ALLB's shares were held by a mutual holding company (like PBIP, ROMA, WMPN and NECB) controlled by ALLB's board. However, on August 11, 2010, ALLB announced its intention to undertake a second step offering, selling all shares to the public. The plan of conversion and reorganization was approved by depositors at a special meeting held December 29, 2010. We strongly supported ALLB’s action. Following completion of the conversion of Alliance Bank from the mutual holding company structure to the stock holding company structure, we increased our stake with the belief that shareholders and ALLB will do well if management focuses on profitability.

CUSIP No. 561409103	SCHEDULE 13D	Page 17 of 25

On September 24, 2010, we filed a Schedule 13D reporting a position in FedFirst Financial Corporation ("FFCO"). We hope to work with management and the board to maximize shareholder value.

On October 8, 2010, we filed a Schedule 13D reporting a position in Wayne Savings Bancshares, Inc. ("WAYN"). We hope to work with management and the board to maximize shareholder value.

On October 18, 2010, we filed a Schedule 13D reporting a position in Standard Financial Corp. ("STND"). On March 19, 2013, we disclosed that we sold shares on the open market, decreasing our holdings below five percent.

On January 3, 2011, we filed a Schedule 13D reporting a position in Home Federal Bancorp, Inc. of Louisiana ("HFBL"). On February 7, 2013, we disclosed that we sold shares on the open market, decreasing our holdings below five percent.

On February 7, 2011, we filed a Schedule 13D reporting a position in Wolverine Bancorp, Inc. ("WBKC"). We hope to work with management and the board to maximize shareholder value.

On February 28, 2011, we filed a Schedule 13D reporting a position in SP Bancorp, Inc. ("SPBC"). We hope to work with management and the board to maximize shareholder value.

On March 28, 2011, we filed a Schedule 13D reporting a position in Eureka Financial Corp. ("EKFC"). We hope to work with management and the board to maximize shareholder value.

On April 1, 2011, we filed a Schedule 13D reporting a position in Harvard Illinois Bancorp, Inc. ("HARI"). On February 7, 2012, we stated our intention to nominate a director at HARI's 2012 annual meeting of stockholders and also disclosed the names of our nominee and alternate nominee. On March 2, 2012, we sent a letter to HARI's stockholders expressing our belief that HARI should seek a stronger community bank as a merger partner. We mailed our proxy materials to HARI's stockholders in April 2012 seeking election of our nominee. On May 25, 2012, we reported that our nominee was not elected to the HARI board of directors and that we intended to run a board nominee at the HARI annual stockholders meeting in 2013. We mailed our proxy materials to HARI's stockholders on April 3, 2013 seeking election of our nominee. Our nominee was not elected to the HARI board of directors, and we intend to run a board nominee at the HARI annual stockholders meeting in 2014.

On April 11, 2011, we filed a Schedule 13D reporting a position in Fraternity Community Bancorp, Inc. ("FRTR"). We hope to work with management and the board to maximize shareholder value.

On April 18, 2011, we filed a Schedule 13D reporting a position in Sunshine Financial, Inc. ("SSNF"). We hope to work with management and the board to maximize shareholder value.

CUSIP No. 561409103	SCHEDULE 13D	Page 18 of 25

On July 5, 2011, we filed a Schedule 13D reporting a position in Jacksonville Bancorp, Inc. ("JXSB"). We hope to work with management and the board to maximize shareholder value.

On July 11, 2011, we filed a Schedule 13D reporting a position in Naugatuck Valley Financial Corporation ("NVSL"). We hope to work with management and the board to maximize shareholder value.

On August 24, 2011, we filed a Schedule 13D reporting a position in Colonial Financial Services, Inc. ("COBK"). We hope to work with management and the board to maximize shareholder value.

On September 12, 2011, we filed a Schedule 13D reporting a position in First Financial Northwest, Inc. ("FFNW"). On January 11, 2012, a representative of the Group became a member of FFNW's Board. On February 15, 2012, our representative resigned and we announced our intention to run a contested election at FFNW's 2012 annual meeting of shareholders. We mailed our proxy materials to FFNW's shareholders in April 2012 seeking election of our nominee. At FFNW's 2012 annual meeting of shareholders held on May 24, 2012, our nominee beat Victor Karpiak, the Chairman and President, by a substantial percentage. FFNW attempted to invalidate our votes and we sued to enforce our rights. In accordance with the settlement we reached with FFNW in December 2012, our nominee, Kevin Padrick, was appointed to FFNW's board on March 14, 2013, and Victor Karpiak resigned as Chairman.

On September 23, 2011, we filed a Schedule 13D reporting a position in Poage Bankshares, Inc. ("PBSK"). We hope to work with management and the board to maximize shareholder value.

On September 29, 2011, we filed a Schedule 13D reporting a position in United Insurance Holdings Corp. ("UIHC"). On December 17, 2012, we disclosed that we sold shares on the open market, decreasing our holdings below five percent.

On October 7, 2011, we filed a Schedule 13D reporting a position in Provident Financial Holdings, Inc. (“PROV”). We hope to work with management and the board to maximize shareholder value.

On October 24, 2011, we filed a Schedule 13D reporting a position in ASB Bancorp, Inc. ("ASBB"). We hope to work with management and the board to maximize shareholder value.

On November 21, 2011, we filed a Schedule 13D reporting a position in Sound Financial, Inc. ("SNFL"). On August 22, 2012, Sound Financial Bancorp, Inc. ("SFBC") announced completion of its second step conversion and our shares of SNFL were converted into shares of SFBC. We hope to work with management and the board to maximize shareholder value.

On January 19, 2012, we filed a Schedule 13D reporting a position in West End Indiana Bancshares, Inc. ("WEIN"). We hope to work with management and the board to maximize shareholder value.

On March 5, 2012, we filed a Schedule 13D reporting a position in IF Bancorp, Inc. ("IROQ"). We hope to work with management and the board to maximize shareholder value.

On May 7, 2012, we filed a Schedule 13D reporting a position in Anchor Bancorp ("ANCB"). We hope to work with management and the board to maximize shareholder value.

CUSIP No. 561409103	SCHEDULE 13D	Page 19 of 25

On July 23, 2012, we filed a Schedule 13D reporting a position in Georgetown Bancorp, Inc. ("GTWN"). We hope to work with management and the board to maximize shareholder value.

On September 21, 2012, we filed a Schedule 13D reporting a position in Fairmount Bancorp, Inc. ("FMTB"). We hope to work with management and the board to maximize shareholder value.

On October 22, 2012, we filed a Schedule 13D reporting a position in Hamilton Bancorp, Inc. ("HBK"). We hope to work with management and the board to maximize shareholder value.

On November 23, 2012, we filed a Schedule 13D reporting a position in Polonia Bancorp, Inc. ("PBCP"). We hope to work with management and the board to maximize shareholder value.

On November 29, 2012, we filed a Schedule 13D reporting a position in TF Financial Corporation ("THRD"). We hope to work with management and the board to maximize shareholder value.

On January 22, 2013, we filed a Schedule 13D reporting a position in United Community Bancorp ("UCBA"). We hope to work with management and the board to maximize shareholder value.

On February 25, 2013, we filed a Schedule 13D reporting a position in HopFed Bancorp, Inc. ("HFBC"). We mailed our proxy materials to HFBC's stockholders on April 5, 2013 seeking election of our nominee as a director at HFBC's 2013 annual meeting of stockholders on May 15, 2013. Our nominee, Robert Bolton, beat HFBC's nominee by a two to one margin.

On April 8, 2013, we filed a Schedule 13D reporting a position in Jefferson Bancshares, Inc. ("JFBI"). We hope to work with management and the board to maximize shareholder value.

On May 20, 2013, we filed a Schedule 13D with the Federal Deposit Insurance Corporation reporting a position in United-American Savings Bank ("UASB"). We hope to work with management and the board to maximize shareholder value.

Members of the Group may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 6,558,473, reported as of August 9, 2013, in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 13, 2013. The purchases and sales reported in this item were completed in private transactions between affiliated parties.

CUSIP No. 561409103	SCHEDULE 13D	Page 20 of 25

(A)	Stilwell Value Partners VI

(a)	Aggregate number of shares beneficially owned: 645,524

Percentage: 9.8%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 645,524

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 645,524

(c) Since the filing of the First Amendment, Stilwell Value Partners VI sold shares of Common Stock as follows:

Date	Number of Shares (Sold)	Price Per Share	Total (Sale) Price
08/01/13	(55,000)	$11.87	$(652,850)
08/02/13	(23,000)	$11.85	$(272,550)
08/30/13	(254,000)	$11.80	$(2,997,200)
09/09/13	(30,000)	$11.90	$(357,000)

(d) Because he is the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners VI, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners VI, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners VI. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners VI with regard to those shares of Common Stock.

(B)	Stilwell Activist Fund

(a)	Aggregate number of shares beneficially owned: 645,524

Percentage: 9.8%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 645,524

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 645,524

(c) Since the filing of the First Amendment, Stilwell Activist Fund purchased shares of Common Stock as follows:

Date	Number of Shares Purchased	Price Per Share	Total Purchase Price
08/01/13	13,750	$11.87	$163,213
09/09/13	6,000	$11.90	$71,400

(d) Because he is the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Fund, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Fund, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Fund. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Fund with regard to those shares of Common Stock.

CUSIP No. 561409103	SCHEDULE 13D	Page 21 of 25

(C)	Stilwell Activist Investments

(a)	Aggregate number of shares beneficially owned: 645,524

Percentage: 9.8%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 645,524

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 645,524

(c) Since the filing of the First Amendment, Stilwell Activist Investments purchased shares of Common Stock as follows:

Date	Number of Shares Purchased	Price Per Share	Total Purchase Price
08/01/13	41,250	$11.87	$489,638
08/02/13	23,000	$11.85	$272,550
08/30/13	254,000	$11.80	$2,997,200
09/06/13	34,896	$11.99	$418,403
09/09/13	24,000	$11.90	$285,600

(d) Because he is the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Investments, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Investments, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Investments. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Investments with regard to those shares of Common Stock.

(D)	Stilwell Associates

(a)	Aggregate number of shares beneficially owned: 645,524

Percentage: 9.8%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 645,524

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 645,524

(c) Since the filing of the First Amendment, Stilwell Associates sold shares of Common Stock as follows:

Date	Number of Shares (Sold)	Price Per Share	Total (Sale) Price
09/06/13	(34,896)	$11.99	$(418,403)

CUSIP No. 561409103	SCHEDULE 13D	Page 22 of 25

(d) Because he is the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Associates, Joseph Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(E)	Stilwell Partners

(a)	Aggregate number of shares beneficially owned: 645,524

Percentage: 9.8%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 645,524

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 645,524

(c) Stilwell Partners has not purchased or sold any shares of Common Stock since the filing of the First Amendment.

(d) Because he is the general partner of Stilwell Partners, Joseph Stilwell has the power to direct the affairs of Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of Stilwell Partners. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Partners with regard to those shares of Common Stock.

(F)	Stilwell Value LLC

(a)	Aggregate number of shares beneficially owned: 645,524

Percentage: 9.8%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 645,524

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 645,524

(c) Stilwell Value LLC has made no purchases of shares of Common Stock.

(d) Because he is the managing member and 99% owner of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners VI, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners VI, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates.

(G)	Joseph Stilwell

(a)	Aggregate number of shares beneficially owned: 645,524

Percentage: 9.8%

CUSIP No. 561409103	SCHEDULE 13D	Page 23 of 25

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 645,524

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 645,524

(c) Joseph Stilwell has not purchased or sold any shares of Common Stock since the filing of the First Amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the Amended Joint Filing Agreement filed as Exhibit 2 to the First Amendment, the Nominee Agreements filed with this Second Amendment as Exhibits 3 and 4, and the Stock Option Agreements filed with this Second Amendment as Exhibits 5 and 6, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacity as general partner of Stilwell Value Partners VI, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates, and Joseph Stilwell, in his capacity as the general partner of Stilwell Partners and the managing member and 99% owner of Stilwell Value LLC, are entitled to an allocation of a portion of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated May 3, 2013, filed with the Original Schedule 13D
2	Amended Joint Filing Agreement, dated June 4, 2013, filed with the First Amendment
3	Nominee Agreement dated August 22, 2013, with Nominee John P. O'Grady
4	Nominee Agreement dated August 22, 2013, with Alternate Nominee Gregg Kanter
5	Stock Option Agreement dated August 22, 2013, with Nominee John P. O'Grady
6	Stock Option Agreement dated August 22, 2013, with Alternate Nominee Gregg Kanter

CUSIP No. 561409103	SCHEDULE 13D	Page 24 of 25

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2013

STILWELL VALUE PARTNERS VI, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL ACTIVIST FUND, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL ACTIVIST INVESTMENTS, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL ASSOCIATES, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL PARTNERS, L.P.

/s/ Joseph Stilwell
By:	Joseph Stilwell
General Partner

CUSIP No. 561409103	SCHEDULE 13D	Page 25 of 25

STILWELL VALUE LLC

/s/ Joseph Stilwell
By:	Joseph Stilwell
Managing Member

JOSEPH STILWELL

/s/ Joseph Stilwell
Joseph Stilwell

NOMINEE AGREEMENT

This Nominee Agreement is made this 22nd day of August 2013, among Stilwell Value Partners VI, Stilwell Activist Fund, L.P., Stilwell Activist Investments, L.P., Stilwell Associates, L.P., (the “Stilwell Funds”), their General Partner, Stilwell Value LLC ("Stilwell Value"), Stilwell Partners, L.P. (“Stilwell Partners”), and its General Partner, Joseph Stilwell (“Stilwell” and collectively with the Stilwell Funds, Stilwell Value, and Stilwell Partners, the “Stilwell Group”), having their principal places of business at 111 Broadway, 12th Floor, New York, NY 10006, and John P. O’Grady, an individual with offices at 30 Two Bridges Road, #220, Fairfield, NJ 07044 ("Nominee").

WHEREAS, the Stilwell Group and its affiliates are the beneficial owners of shares of common stock ("Common Stock") of Malvern Bancorp, Inc. ("MLVF"), may solicit proxies to elect one nominee to MLVF's Board of Directors (the "Board") at the 2014 annual shareholders meeting, and wish to nominate Nominee as their actual nominee or their alternate nominee for election to the Board at the 2014 annual shareholders meeting;

WHEREAS, Nominee desires and agrees to be nominated for and to sit on the Board if elected at the 2014 annual shareholders meeting for a term to expire at the 2017 annual shareholders meeting;

NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Nominee hereby agrees to have his name placed in nomination by the Stilwell Group as its nominee for election to the Board, and for that purpose, understands and agrees that the Stilwell Group will solicit proxies from shareholders to cause Nominee to be elected. Simultaneously with the execution of this Agreement, Nominee shall deliver his written consent to be named in the Stilwell Group’s proxy statement and to serve as a director of MLVF if elected, a copy of which is attached hereto as Exhibit A. Nominee understands that the Stilwell Group retains the right to determine whether Nominee will be its actual or alternate nominee and will so advise Nominee of its determination prior to the solicitation of proxies. Nominee understands that an alternate nominee may become the actual nominee if the actual nominee does not stand for election.

2. Nominee hereby represents and warrants to the Stilwell Group that he has executed and delivered to the Stilwell Group a Confidential Director Questionnaire and hereby certifies that the contents thereof are true and correct and that he will promptly notify the Stilwell Group of any change in such contents.

3.  Nominee hereby represents and warrants to the Stilwell Group that he will not acquire beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of MLVF Common Stock prior to the MLVF 2014 annual meeting of shareholders and that he has notified all business partners, associates, family members and other entities or individuals with which he might share such beneficial ownership of MLVF Common Stock that no MLVF Common Stock may be purchased during such time.

4. The Stilwell Group agrees to reimburse all of Nominee's actual out-of-pocket expenses incurred in connection with the election process, including telephone, postage, and travel; provided that, in the event Nominee is elected as a director, he will request that MLVF reimburse his expenses for attending Board meetings and committee meetings.

5. The Stilwell Group will grant Nominee an option to purchase up to forty thousand (40,000) shares of Common Stock, on a proportional basis from Stilwell Partners and the Stilwell Funds, on the terms and conditions set forth in that certain Stock Option Agreement, dated as of the date hereof, between the parties hereto, and annexed hereto as Exhibit B (the "Stock Option Agreement").

6. The Stilwell Group hereby indemnifies and holds Nominee harmless for all damages and expenses incurred in connection with agreeing to have his name placed in nomination and to have proxies solicited in order to elect him to the Board. Nominee shall give the Stilwell Group notice of the occurrence of an event that may require indemnification no later than ten (10) days after Nominee has knowledge of such an event. The Stilwell Group retains the sole right to select and retain counsel for Nominee. This indemnification shall not apply to any claims or damages arising out of Nominee being an elected Board member or serving on the Board.

7. The obligations of the Stilwell Group under this Agreement are contingent upon the Stilwell Group's satisfactory final completion of a due diligence review of Nominee’s background.

8. Nominee understands that this Agreement will be publicly disclosed by the Stilwell Group.

/s/ Joseph Stilwell
Joseph Stilwell on behalf of the Stilwell Group

/s/ John P. O’Grady
John P. O’Grady, Nominee

EXHIBIT A

CONSENT OF PROPOSED NOMINEE

I, John P. O’Grady, hereby consent to be named and described as a nominee for election as a director of Malvern Bancorp, Inc., in the proxy statement and other related written materials and public filings of Joseph Stilwell and related entities (the "Stilwell Group") to be used in connection with the Stilwell Group's solicitation of proxies from the shareholders of Malvern Bancorp, Inc., for use in voting at the 2014 Annual Meeting of Shareholders of Malvern Bancorp, Inc., and I hereby consent and agree to serve as a director of Malvern Bancorp, Inc. if elected at such Annual Meeting.

/s/ John P. O'Grady

Dated:	August 22, 2013

NOMINEE AGREEMENT

This Nominee Agreement is made this 22nd day of August 2013, among Stilwell Value Partners VI, Stilwell Activist Fund, L.P., Stilwell Activist Investments, L.P., Stilwell Associates, L.P., (the “Stilwell Funds”), their General Partner, Stilwell Value LLC ("Stilwell Value"), Stilwell Partners, L.P. (“Stilwell Partners”), and its General Partner, Joseph Stilwell (“Stilwell” and collectively with the Stilwell Funds, Stilwell Value, and Stilwell Partners, the “Stilwell Group”), having their principal places of business at 111 Broadway, 12th Floor, New York, NY 10006, and Gregg Kanter, an individual with offices at 2222 Pine Street, Philadelphia PA 19103 ("Nominee").

WHEREAS, the Stilwell Group and its affiliates are the beneficial owners of shares of common stock ("Common Stock") of Malvern Bancorp, Inc. ("MLVF"), may solicit proxies to elect one nominee to MLVF's Board of Directors (the "Board") at the 2014 annual shareholders meeting, and wish to nominate Nominee as their actual nominee or their alternate nominee for election to the Board at the 2014 annual shareholders meeting;

WHEREAS, Nominee desires and agrees to be nominated for and to sit on the Board if elected at the 2014 annual shareholders meeting for a term to expire at the 2017 annual shareholders meeting;

NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Nominee hereby agrees to have his name placed in nomination by the Stilwell Group as its nominee for election to the Board, and for that purpose, understands and agrees that the Stilwell Group will solicit proxies from shareholders to cause Nominee to be elected. Simultaneously with the execution of this Agreement, Nominee shall deliver his written consent to be named in the Stilwell Group’s proxy statement and to serve as a director of MLVF if elected, a copy of which is attached hereto as Exhibit A. Nominee understands that the Stilwell Group retains the right to determine whether Nominee will be its actual or alternate nominee and will so advise Nominee of its determination prior to the solicitation of proxies. Nominee understands that an alternate nominee may become the actual nominee if the actual nominee does not stand for election.

2. Nominee hereby represents and warrants to the Stilwell Group that he has executed and delivered to the Stilwell Group a Confidential Director Questionnaire and hereby certifies that the contents thereof are true and correct and that he will promptly notify the Stilwell Group of any change in such contents.

3.  Nominee hereby represents and warrants to the Stilwell Group that he will not acquire beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of MLVF Common Stock prior to the MLVF 2014 annual meeting of shareholders and that he has notified all business partners, associates, family members and other entities or individuals with which he might share such beneficial ownership of MLVF Common Stock that no MLVF Common Stock may be purchased during such time.

4. The Stilwell Group agrees to reimburse all of Nominee's actual out-of-pocket expenses incurred in connection with the election process, including telephone, postage, and travel; provided that, in the event Nominee is elected as a director, he will request that MLVF reimburse his expenses for attending Board meetings and committee meetings.

5. The Stilwell Group will grant Nominee an option to purchase up to forty thousand (40,000) shares of Common Stock, on a proportional basis from Stilwell Partners and the Stilwell Funds, on the terms and conditions set forth in that certain Stock Option Agreement, dated as of the date hereof, between the parties hereto, and annexed hereto as Exhibit B (the "Stock Option Agreement").

6. The Stilwell Group hereby indemnifies and holds Nominee harmless for all damages and expenses incurred in connection with agreeing to have his name placed in nomination and to have proxies solicited in order to elect him to the Board. Nominee shall give the Stilwell Group notice of the occurrence of an event that may require indemnification no later than ten (10) days after Nominee has knowledge of such an event. The Stilwell Group retains the sole right to select and retain counsel for Nominee. This indemnification shall not apply to any claims or damages arising out of Nominee being an elected Board member or serving on the Board.

7. The obligations of the Stilwell Group under this Agreement are contingent upon the Stilwell Group's satisfactory final completion of a due diligence review of Nominee’s background.

8. Nominee understands that this Agreement will be publicly disclosed by the Stilwell Group.

/s/ Joseph Stilwell
Joseph Stilwell on behalf of the Stilwell Group

/s/ Gregg Kanter
Gregg Kanter, Nominee

EXHIBIT A

CONSENT OF PROPOSED NOMINEE

I, Gregg Kanter, hereby consent to be named and described as a nominee for election as a director of Malvern Bancorp, Inc., in the proxy statement and other related written materials and public filings of Joseph Stilwell and related entities (the "Stilwell Group") to be used in connection with the Stilwell Group's solicitation of proxies from the shareholders of Malvern Bancorp, Inc., for use in voting at the 2014 Annual Meeting of Shareholders of Malvern Bancorp, Inc., and I hereby consent and agree to serve as a director of Malvern Bancorp, Inc. if elected at such Annual Meeting.

/s/ Gregg Kanter

Dated:	August 22, 2013

STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT (this "Agreement") is made and entered into as of August 22, 2013, by and between Stilwell Value Partners VI, L. P., Stilwell Activist Fund, L.P., Stilwell Activist Investments, L.P., and Stilwell Associates, L.P., (the “Stilwell Investment Funds”), their General Partner, Stilwell Value LLC ("Stilwell Value"), Stilwell Partners, L.P. (“Stilwell Partners” and collectively with the Stilwell Investment Funds, the “Stilwell Funds”), and its General Partner, Joseph Stilwell ("Stilwell" and collectively with the Stilwell Funds and Stilwell Value, the “Stilwell Group”), having their principal place of business at 111 Broadway, 12th Floor, New York, NY 10006, and John P. O’Grady, an individual doing business at 30 Two Bridges Road, #220, Fairfield, NJ 07044 (the "Optionee").

WHEREAS, the Stilwell Group beneficially owns shares of the common stock, par value $.01 per share, of Malvern Bancorp, Inc. (the "Common Stock"), a Pennsylvania corporation ("MLVF");

WHEREAS, the Stilwell Group, and its affiliates, may solicit proxies for one nominee and one alternate nominee for election to the Board of Directors of MLVF (the "Board") at the 2014 annual shareholders meeting (the "Meeting");

WHEREAS, Optionee has consented to his nomination by the Stilwell Group to the Board as a nominee or an alternate nominee and has concurrently entered into a Nominee Agreement with the Stilwell Group (the "Nominee Agreement"); and

WHEREAS, in consideration of the agreements of Optionee in the Nominee Agreement to stand for election to the Board and to serve if elected, the Stilwell Group considers it desirable and in its best interests for the Optionee to be granted the option to purchase up to an aggregate of Forty Thousand (40,000) shares of the Common Stock owned by the Stilwell Funds (the "Option Shares") from the Stilwell Funds, upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, for good and valuable consideration, the adequacy of which is hereby acknowledged, and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:

1.                  Grant of Option. The Stilwell Funds hereby grant to the Optionee the right and option (the "Option") to purchase the Option Shares on the terms and conditions set forth herein. The Option shall vest and become exercisable as set forth in Section 4.

2.                  Purchase Price. The purchase price per share of the Option Shares covered by the Option shall be equal to $11.90 per Option Share (subject to adjustment as provided in Section 6 below) (the "Purchase Price").

3.                  Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

(a)                "Change-in-Control" means the occurrence of any of the following:

(1)	the sale, transfer, conveyance or other disposition in one or a series of related transactions, of all or substantially all of the assets of MLVF and its subsidiaries taken as a whole to any person or entity; or

(2)	MLVF consolidates with, or merges with or into, any entity pursuant to a transaction in which the Common Stock is converted into or exchanged for cash or for shares of common stock of the acquiring entity or its parent; provided that such stock is listed on the New York Stock Exchange, the highest tier of The Nasdaq Stock Market, or a United States national securities exchange of comparable stature.

(b)               "Expiration Date" shall mean the date which is three years after the Option vests, or such other date as the parties mutually agree in writing.

(c)                "Transaction Date" shall mean the date on which a transaction resulting in a Change-in-Control has been consummated.

(d)               "Transaction Price" means the value in dollars received by shareholders of MLVF with respect to each share of Common Stock in connection with any transaction resulting in a Change-in-Control.

4.                  Vesting and Exercisability of the Option. The Option shall vest and become exercisable as follows:

(a)                Provided that the Optionee attends the Meeting, the Option shall vest on the date that the Optionee is officially seated on the Board (i) by reason of the solicitation of proxies by Stilwell or (ii) by invitation of MLVF, to which invitation the Stilwell Group consents in writing.

(b)               The Option, if vested pursuant to Section 4(a), shall become exercisable on the Transaction Date and remain exercisable until the earlier of (x) ten business days following the Transaction Date and (y) the Expiration Date.

5.                  Method of Exercising Option

(a) The Optionee may exercise the Option (to the extent that it is exercisable in accordance with its terms) by giving written notice to the Stilwell Group accompanied by payment (if applicable) of the full Purchase Price for the Option Shares being purchased. The notice of exercise, accompanied by such payment (if applicable), shall be delivered to the Stilwell Group at its principal business office. The date on which the notice is given to the Stilwell Group is hereinafter referred to as the "Date of Exercise." In no event may the Option granted hereunder be exercised for a fraction of an Option Share.

(b) The Optionee may pay the Purchase Price in one of the following manners:

(i) Cash Exercise. The Optionee shall deliver the Purchase Price to the Stilwell Group by certified check or bank check or wire transfer of immediately available funds; or

(ii) Cashless Exercise. The Optionee shall surrender the Option to the Stilwell Group together with a written notice of cashless exercise in which event the Stilwell Group shall issue to the Optionee the number of Option Shares (or shares of another entity into or for which the Option Shares have been converted or exchanged) determined as follows:

X = (Y* (A-B))/A

where:

X = the number of Option Shares to be issued to the Optionee;

Y = the number of Option Shares with respect to which this Option is being exercised;

A = the Transaction Price.

B = the Purchase Price (as adjusted to the date of such calculation).

In the event the Option Shares are to be converted into or exchanged for shares of another entity in the Change-in-Control transaction, "A" in the above formula shall be deemed equal to the average of the closing sale prices of such other entity's shares for the five (5) trading days immediately prior to the Transaction Date.

(c) As soon as practicable after receipt by the Stilwell Group of a notice of exercise and of payment in full of the Purchase Price of all the Option Shares with respect to which the Option has been exercised, the Stilwell Funds shall transfer the Option Shares (or shares of another entity into or for which the Option Shares have been converted or exchanged) being purchased to the Optionee.

(d) Notwithstanding Section 5(b) and (c) above, if (i) the Transaction Price is to be paid in cash pursuant to the terms of the Change-in-Control transaction or (ii) the parties mutually agree, upon receipt of Optionee's written notice of exercise, and without payment in full of the Purchase Price of the Option Shares with respect to which the notice of exercise relates, the Stilwell Funds shall pay to Optionee an amount in cash equal to the excess of the Transaction Price over the Purchase Price multiplied by the number of Option Shares.

6.                  Termination of Option. Except as otherwise stated herein, the Option, to the extent not theretofore exercised, shall terminate on the Expiration Date or, if earlier, upon the first to occur of the following events, unless the Stilwell Group otherwise elects in writing:

(a)                In the event of Optionee's withdrawal from the election of directors prior to the Meeting;

(b)               In the event of Optionee becoming ineligible to be elected to the Board for any reason; or

(c)                In the event of Optionee's resignation or removal from the Board.

7.                  Adjustments. If prior to the exercise of the Option MLVF shall have effected one or more stock splits, reverse stock splits, stock dividends, stock combinations, reclassifications, recapitalizations or similar events, the number of Option Shares subject to this Option and the Purchase Price shall be equitably adjusted as determined by the Stilwell Group in good faith. The Stilwell Group shall give notice of each adjustment or readjustment of the Purchase Price or the number of Option Shares to the Optionee. If prior to the exercise of the Option, the Optionee is granted any options or restricted shares by MLVF, the number of Options hereunder shall be reduced by one Option Share for every two option shares granted by MLVF to Optionee and by one Option Share for every two restricted shares granted by MLVF to Optionee.

8.                  Restrictions. The holder of this Option, by acceptance hereof, represents, warrants and covenants that this Option and the right to purchase the Option Shares is personal to the holder and shall not be transferred to any other person, other than by will or the laws of descent and distribution. Notwithstanding the foregoing, the Optionee may, at any time and from time to time, transfer his rights under this Option and the right to purchase the Option Shares in accordance with the terms of this Agreement to his spouse or children, or to a trust created by the Optionee for the benefit of the Optionee or his immediate family or to a corporation or other entity controlled by the Optionee and in which the Optionee or members of his immediate family beneficially own all of the economic interests.

9.                  No Rights as Optionee. Nothing contained herein shall be construed to confer upon the Optionee any right to be nominated by the Stilwell Group to the Board or, if elected, to continue to serve on the Board.

10.              Withholding. In the event that the Optionee elects to exercise this Option, and if the Stilwell Funds shall be required to withhold any amounts by reason of any federal, state or local tax laws, rules or regulations in respect of the issuance of Option Shares to the Optionee pursuant to the Option, the Stilwell Funds shall be entitled to deduct and withhold such amounts from any payments to be made to the Optionee. In any event, the Optionee shall make available to the Stilwell Funds promptly when requested by the Stilwell Funds sufficient funds to meet the requirements of such withholding and the Stilwell Funds shall be entitled to take and authorize such steps as it may deem advisable in order to have such funds available to the Stilwell Funds out of any funds or property due or to become due to the Optionee. Notwithstanding the foregoing, the Optionee may request the Stilwell Funds not to withhold any or all of the amounts otherwise required to be withheld; provided that the Optionee provides the Stilwell Funds with sufficient documentation as may be required by federal, state or local tax laws, rules or regulations supporting his request that such amount is not required to be withheld, in which case the Stilwell Funds may, in its reasonable discretion, reduce such withholding amounts to the extent permitted by applicable laws, rules and regulations.

11.              Validity and Construction. This Option shall be governed by and construed and enforced in accordance with the laws of the State of New York.

12.              Amendment. This Agreement may be amended only in writing signed on behalf of the Stilwell Group and the Optionee.

13.              Notices. Any notice which either party hereto may be required or permitted to give to the other shall be in writing, and may be delivered personally or by mail, postage prepaid, or overnight courier, addressed as follows: if to the Stilwell Group, at its business office address set forth at the beginning of this Agreement, Attention: Mr. Joseph Stilwell, or at such other address as the Stilwell Group by notice to the Optionee may designate in writing from time to time; and if to the Optionee, at his address set forth at the beginning of this Agreement, or at such other address as the Optionee by notice to the Stilwell Group may designate in writing from time to time. Notices shall be effective upon receipt.

14.              Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto and to the extent not prohibited herein, their respective heirs, successors, assigns and representatives. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto and as provided above, their respective heirs, successors, assigns and representatives any rights, remedies, obligations or liabilities.

15.              Reservation and Ownership of Option Shares. At all times during the period the Option is exercisable the Stilwell Funds shall own and make available for transfer on exercise of the Option a number of shares of Common Stock necessary to satisfy their obligations under the terms of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

Joseph Stilwell on behalf of the Stilwell Group

/s/ Joseph Stilwell

/s/ John P. O'Grady
John P. O’Grady, Optionee

STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT (this "Agreement") is made and entered into as of August 22, 2013, by and between Stilwell Value Partners VI, L. P., Stilwell Activist Fund, L.P., Stilwell Activist Investments, L.P., and Stilwell Associates, L.P., (the “Stilwell Investment Funds”), their General Partner, Stilwell Value LLC ("Stilwell Value"), Stilwell Partners, L.P. (“Stilwell Partners” and collectively with the Stilwell Investment Funds, the “Stilwell Funds”), and its General Partner, Joseph Stilwell ("Stilwell" and collectively with the Stilwell Funds and Stilwell Value, the “Stilwell Group”), having their principal place of business at 111 Broadway, 12th Floor, New York, NY 10006, and Gregg Kanter, an individual doing business at 2222 Pine Street, Philadelphia, PA 19103 (the "Optionee").

WHEREAS, the Stilwell Group beneficially owns shares of the common stock, par value $.01 per share, of Malvern Bancorp, Inc. (the "Common Stock"), a Pennsylvania corporation ("MLVF");

WHEREAS, the Stilwell Group, and its affiliates, may solicit proxies for one nominee and one alternate nominee for election to the Board of Directors of MLVF (the "Board") at the 2014 annual shareholders meeting (the "Meeting");

WHEREAS, Optionee has consented to his nomination by the Stilwell Group to the Board as a nominee or an alternate nominee and has concurrently entered into a Nominee Agreement with the Stilwell Group (the "Nominee Agreement"); and

WHEREAS, in consideration of the agreements of Optionee in the Nominee Agreement to stand for election to the Board and to serve if elected, the Stilwell Group considers it desirable and in its best interests for the Optionee to be granted the option to purchase up to an aggregate of Forty Thousand (40,000) shares of the Common Stock owned by the Stilwell Funds (the "Option Shares") from the Stilwell Funds, upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, for good and valuable consideration, the adequacy of which is hereby acknowledged, and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:

1.                  Grant of Option. The Stilwell Funds hereby grant to the Optionee the right and option (the "Option") to purchase the Option Shares on the terms and conditions set forth herein. The Option shall vest and become exercisable as set forth in Section 4.

2.                  Purchase Price. The purchase price per share of the Option Shares covered by the Option shall be equal to $11.90 per Option Share (subject to adjustment as provided in Section 6 below) (the "Purchase Price").

3.                  Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

(a)                "Change-in-Control" means the occurrence of any of the following:

(1)	the sale, transfer, conveyance or other disposition in one or a series of related transactions, of all or substantially all of the assets of MLVF and its subsidiaries taken as a whole to any person or entity; or

(2)	MLVF consolidates with, or merges with or into, any entity pursuant to a transaction in which the Common Stock is converted into or exchanged for cash or for shares of common stock of the acquiring entity or its parent; provided that such stock is listed on the New York Stock Exchange, the highest tier of The Nasdaq Stock Market, or a United States national securities exchange of comparable stature.

(b)               "Expiration Date" shall mean the date which is three years after the Option vests, or such other date as the parties mutually agree in writing.

(c)                "Transaction Date" shall mean the date on which a transaction resulting in a Change-in-Control has been consummated.

(d)               "Transaction Price" means the value in dollars received by shareholders of MLVF with respect to each share of Common Stock in connection with any transaction resulting in a Change-in-Control.

4.                  Vesting and Exercisability of the Option. The Option shall vest and become exercisable as follows:

(a)                Provided that the Optionee attends the Meeting, the Option shall vest on the date that the Optionee is officially seated on the Board (i) by reason of the solicitation of proxies by Stilwell or (ii) by invitation of MLVF, to which invitation the Stilwell Group consents in writing.

(b)               The Option, if vested pursuant to Section 4(a), shall become exercisable on the Transaction Date and remain exercisable until the earlier of (x) ten business days following the Transaction Date and (y) the Expiration Date.

5.                  Method of Exercising Option.

(a) The Optionee may exercise the Option (to the extent that it is exercisable in accordance with its terms) by giving written notice to the Stilwell Group accompanied by payment (if applicable) of the full Purchase Price for the Option Shares being purchased. The notice of exercise, accompanied by such payment (if applicable), shall be delivered to the Stilwell Group at its principal business office. The date on which the notice is given to the Stilwell Group is hereinafter referred to as the "Date of Exercise." In no event may the Option granted hereunder be exercised for a fraction of an Option Share.

(b) The Optionee may pay the Purchase Price in one of the following manners:

(i) Cash Exercise. The Optionee shall deliver the Purchase Price to the Stilwell Group by certified check or bank check or wire transfer of immediately available funds; or

(ii) Cashless Exercise. The Optionee shall surrender the Option to the Stilwell Group together with a written notice of cashless exercise in which event the Stilwell Group shall issue to the Optionee the number of Option Shares (or shares of another entity into or for which the Option Shares have been converted or exchanged) determined as follows:

X = (Y* (A-B))/A

where:

X = the number of Option Shares to be issued to the Optionee;

Y = the number of Option Shares with respect to which this Option is being exercised;

A = the Transaction Price.

B = the Purchase Price (as adjusted to the date of such calculation).

In the event the Option Shares are to be converted into or exchanged for shares of another entity in the Change-in-Control transaction, "A" in the above formula shall be deemed equal to the average of the closing sale prices of such other entity's shares for the five (5) trading days immediately prior to the Transaction Date.

(c) As soon as practicable after receipt by the Stilwell Group of a notice of exercise and of payment in full of the Purchase Price of all the Option Shares with respect to which the Option has been exercised, the Stilwell Funds shall transfer the Option Shares (or shares of another entity into or for which the Option Shares have been converted or exchanged) being purchased to the Optionee.

(d) Notwithstanding Section 5(b) and (c) above, if (i) the Transaction Price is to be paid in cash pursuant to the terms of the Change-in-Control transaction or (ii) the parties mutually agree, upon receipt of Optionee's written notice of exercise, and without payment in full of the Purchase Price of the Option Shares with respect to which the notice of exercise relates, the Stilwell Funds shall pay to Optionee an amount in cash equal to the excess of the Transaction Price over the Purchase Price multiplied by the number of Option Shares.

6.                  Termination of Option. Except as otherwise stated herein, the Option, to the extent not theretofore exercised, shall terminate on the Expiration Date or, if earlier, upon the first to occur of the following events, unless the Stilwell Group otherwise elects in writing:

(a)                In the event of Optionee's withdrawal from the election of directors prior to the Meeting;

(b)               In the event of Optionee becoming ineligible to be elected to the Board for any reason; or

(c)                In the event of Optionee's resignation or removal from the Board.

7.                  Adjustments. If prior to the exercise of the Option MLVF shall have effected one or more stock splits, reverse stock splits, stock dividends, stock combinations, reclassifications, recapitalizations or similar events, the number of Option Shares subject to this Option and the Purchase Price shall be equitably adjusted as determined by the Stilwell Group in good faith. The Stilwell Group shall give notice of each adjustment or readjustment of the Purchase Price or the number of Option Shares to the Optionee. If prior to the exercise of the Option, the Optionee is granted any options or restricted shares by MLVF, the number of Options hereunder shall be reduced by one Option Share for every two option shares granted by MLVF to Optionee and by one Option Share for every two restricted shares granted by MLVF to Optionee.

8.                  Restrictions. The holder of this Option, by acceptance hereof, represents, warrants and covenants that this Option and the right to purchase the Option Shares is personal to the holder and shall not be transferred to any other person, other than by will or the laws of descent and distribution. Notwithstanding the foregoing, the Optionee may, at any time and from time to time, transfer his rights under this Option and the right to purchase the Option Shares in accordance with the terms of this Agreement to his spouse or children, or to a trust created by the Optionee for the benefit of the Optionee or his immediate family or to a corporation or other entity controlled by the Optionee and in which the Optionee or members of his immediate family beneficially own all of the economic interests.

9.                  No Rights as Optionee. Nothing contained herein shall be construed to confer upon the Optionee any right to be nominated by the Stilwell Group to the Board or, if elected, to continue to serve on the Board.

10.              Withholding. In the event that the Optionee elects to exercise this Option, and if the Stilwell Funds shall be required to withhold any amounts by reason of any federal, state or local tax laws, rules or regulations in respect of the issuance of Option Shares to the Optionee pursuant to the Option, the Stilwell Funds shall be entitled to deduct and withhold such amounts from any payments to be made to the Optionee. In any event, the Optionee shall make available to the Stilwell Funds promptly when requested by the Stilwell Funds sufficient funds to meet the requirements of such withholding and the Stilwell Funds shall be entitled to take and authorize such steps as it may deem advisable in order to have such funds available to the Stilwell Funds out of any funds or property due or to become due to the Optionee. Notwithstanding the foregoing, the Optionee may request the Stilwell Funds not to withhold any or all of the amounts otherwise required to be withheld; provided that the Optionee provides the Stilwell Funds with sufficient documentation as may be required by federal, state or local tax laws, rules or regulations supporting his request that such amount is not required to be withheld, in which case the Stilwell Funds may, in its reasonable discretion, reduce such withholding amounts to the extent permitted by applicable laws, rules and regulations.

11.              Validity and Construction. This Option shall be governed by and construed and enforced in accordance with the laws of the State of New York.

12.              Amendment. This Agreement may be amended only in writing signed on behalf of the Stilwell Group and the Optionee.

13.              Notices. Any notice which either party hereto may be required or permitted to give to the other shall be in writing, and may be delivered personally or by mail, postage prepaid, or overnight courier, addressed as follows: if to the Stilwell Group, at its business office address set forth at the beginning of this Agreement, Attention: Mr. Joseph Stilwell, or at such other address as the Stilwell Group by notice to the Optionee may designate in writing from time to time; and if to the Optionee, at his address set forth at the beginning of this Agreement, or at such other address as the Optionee by notice to the Stilwell Group may designate in writing from time to time. Notices shall be effective upon receipt.

14.              Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto and to the extent not prohibited herein, their respective heirs, successors, assigns and representatives. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto and as provided above, their respective heirs, successors, assigns and representatives any rights, remedies, obligations or liabilities.

15.              Reservation and Ownership of Option Shares. At all times during the period the Option is exercisable the Stilwell Funds shall own and make available for transfer on exercise of the Option a number of shares of Common Stock necessary to satisfy their obligations under the terms of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

Joseph Stilwell on behalf of the Stilwell Group

/s/ Joseph Stilwell

/s/ Gregg Kanter
Gregg Kanter, Optionee